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CHOATE HALL & STEWART LLP LOGO

October 24, 2006

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0309
Attn.: Mark P. Shuman, Branch Chief—Legal

RE:
BIO-key International, Inc.
Registration Statement on Form SB-2
Filed on September 11, 2006 (File No. 333-137240)

Quarterly Report on Form 10-QSB for the period ended June 30, 2006
Filed on August 18, 2006 (File No. 001-13463)

Ladies and Gentlemen:

        On behalf of our client, BIO-key International, Inc. (the "Company"), we are responding to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated October 6, 2006 (the "Comment Letter") to Mr. Michael W. DePasquale, Chief Executive Officer of the Company, with respect to the Company's (i) Registration Statement on Form SB-2 (File No. 333-137240), which was filed with the Commission on September 11, 2006 (the "Registration Statement"), and (ii) Quarterly Report on Form 10-QSB for the period ended June 30, 2006 (File No. 001-13463), which was filed with the Commission on August 18, 2006 (the "Form 10-QSB").

        The responses and supplementary information set forth below have been organized in the same manner in which the Staff's comments were organized in the Comment Letter. Filed herewith via EDGAR is Pre-Effective Amendment No. 1 to the Registration Statement ("Amendment No. 1"). For ease of reference, the Staff's comments are set forth below in bold, followed by the Company's responses. Page references included in the body of the Company's responses are to Amendment No.1. Two International Place -- Boston MA 02110 -- t 617-248-5000 -- f 617-248-4000 -- choate.com

Form SB-2

General

1.
We note that BIO-key filed post-effective amendments to File Nos. 333-115037 and 333-120104 on September 28, 2006. Please be advised that the post-effective amendments are being separately reviewed and that the review may result in comments which would need to be resolved before the desired effective time.

Part II, page II-1

Item 28. Undertakings, page II-8

2.
Please revise your registration statement to include all undertakings that apply to this offering. In this regard, it appears as though BIO-key is subject to rule 430C and should include any corresponding undertakings. Also, it appears as though your registration statement includes undertakings that are not applicable to this offering. For example, we note that subsection (c) of your undertakings reference the incorporation by reference of the registrant's annual report. Please revise or advise.

        The Company has revised the Registration Statement on pages II-5 and II-6 in accordance with the Staff's comment.

Item 27. Exhibits, page II-5

Legality Opinion

3.
The opinion references Shares that "will be validly issued, fully paid and nonassessable." However, your registration statement is also registering common stock that has already been issued. The opinion should address whether the outstanding shares are currently validly issued, fully paid and nonassessable. Please revise accordingly.

        The Company has filed the revised legal opinion as Exhibit 5.1 to the Registration Statement in accordance with the Staff's comment.

Form 10-QSB for the period ended June 30, 2006

4.
Please revise to disclose who discovered the material weaknesses to your disclosure controls and procedures, when the material weaknesses occurred, when the material weaknesses were discovered and the circumstances that led to the discovery of the material weaknesses. Also, please expand your disclosure to discuss any impact these material weaknesses have had on your financial statements and any restatements that have occurred as a result.

        In accordance with the Staff's comment, the Company will revise its disclosure in Item 3 of its Form 10-QSB for the quarter ended June 30, 2006 in the manner set forth in Exhibit A attached hereto.

5.
In addition to the information that we request above, please revise to provide a materially complete description of the four material weaknesses identified by the company and its former auditors. Also, disclose the steps taken, in addition to the measures discussed on page 35, to remediate each of the material weaknesses.

        In accordance with the Staff's comment, the Company will revise its disclosure in Item 3 of its Form 10-QSB for the quarter ended June 30, 2006 in the manner set forth in Exhibit A attached hereto.

6.
We note that your Chief Executive Officer and Chief Financial Officer certified, in their Rule 13a-14(a) certifications, that based on their knowledge, "the financial statements, and other financial information included in [your filings], fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in [your reports]." Given the material weakness discussed in your disclosure, disclose why you believe that the financial statements for the fiscal period covered by your reports "fairly present in all material respects the financial condition, results of operations and cash flows of the registrant."

        To ensure that the financial statements contained in the Company's Form 10-QSB for the period ended June 30, 2006 were fairly presented, the Company undertook an extensive review of its books and records prior to the filing of the Form 10-QSB. As part of this review, all general ledger accounts were reconciled and reviewed in detail by both the Company's Corporate Controller and Chief Financial Officer. Additionally, all revenue transactions over $5,000 were specifically reviewed as part of this process. The results of this review were discussed in detail with the Company's Chief Executive Officer. When the Chief Executive Officer and the Chief Financial Officer were satisfied that the Company's books and records were fairly stated, the Company's independent public accounting firm, Carlin, Charron & Rosen, LLP ("CCR"), conducted their required review of the financial statements for the period ended June 30, 2006. Following this review, CCR advised the Company that they were satisfied that the financial statements were a fair presentation in all material respects of the Company's financial condition, results of operations and cash flows as of and for that period.

        Following the Company's internal review and the review conducted by its independent public accounting firm, the Chief Executive Officer and the Chief Financial Officer carefully considered their Rule 13a-14(a) certifications for purposes of the Form 10-QSB. Each of these officers believed that the financial statements being filed with the Form 10-QSB encompassed the selection of appropriate accounting policies, proper application of appropriate accounting policies, disclosure of financial information that was informative and reasonably reflected the underlying transactions and events and the inclusion of any additional disclosure necessary to provide investors with a materially accurate and complete picture of the Company's financial condition, results of operations and cash flows. These officers were therefore able to certify that, based on their knowledge, such financial statements fairly presented in all material respects the financial condition, results of operations and cash flows of the Company as of and for the fiscal quarter ended June 30, 2006.

* * * *

The Company hereby acknowledges that:

  •
  Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 248-4028 or Charles J. Johnson at (617) 248-4020. Thank you.

Very truly yours,

/s/ Brian J. Carr

Brian J. Carr

cc:
Jeffrey Werbitt (at SEC)
Francis J. Cusick
Charles J. Johnson

Exhibit A

ITEM 3—CONTROLS AND PROCEDURES

        An evaluation of the effectiveness of the Company's "disclosure controls and procedures" (as such term is defined in Rules 13(a)-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Company under the supervision and with the participation of the Company's Co-Chief Executive Officers ("Co-CEOs") and Chief Financial Officer ("CFO").

        As previously described in our Quarterly Reports on Form 10-QSB for the periods ended March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006 and in our Annual Report on Form 10-KSB/A for the year ended December 31, 2005, we noted that our former independent auditors, DS&B, Ltd., in a letter to the Audit Committee's Board of Directors dated April 18, 2005, had identified certain material weaknesses in the Company's internal control systems. These weaknesses were discovered by the former auditors during their audit of the Company's financial statements for the year ended December 31, 2004.

        In order to ensure that the Company was adequately addressing all existing internal control issues, the Company initiated follow-up discussions with its former auditors to better determine what constituted these material weaknesses. During these discussions, the Company and its former auditors identified the following weaknesses in the Company's internal controls, each of which the Company determined first occurred during the fourth quarter of 2004:

  •
  Inadequate system to capture disclosure items

    The Company did not have the requisite accounting skills in certain technical areas, such as accounting for convertible debt financing arrangements and associated derivatives, revenue recognition or equity transactions. This was a significant factor leading to restatements of the Company's financial statements included in its periodic reports filed with the Securities and Exchange Commission, as further discussed below.

  •
  Inadequate internal process of review for account reconciliations

    The Company did not have a formal, documented financial close process which included a high-level detailed review of account reconciliations. Furthermore, manual journal entries were not controlled through the general ledger system, leading to poor segregation between the preparation, review, approval and recording of transactions. This was a significant factor leading to late filing of our periodic reports and restatements of our prior financial statements, as further discussed below.

  •
  Inadequate documentation of internal controls

    The Company did not have narratives, cycle descriptions or flowcharts of its internal control system, making it difficult to identify key controls on a preventive or investigative level.

  •
  Inadequate internal process around drafting of periodic filings with the Securities and Exchange Commission

    The two acquisitions made by the Company during 2004 increased the level of complexity in our business by combining several different software and general ledger packages, orchestrating complex financing transactions, and recording significant revenues for the business. The Company did not have a formal, approved financial statement checklist to give its officers adequate comfort over the level of, and specific disclosures required under, applicable accounting standards for its periodic Securities and Exchange Commission filings. This was a significant factor leading to late filings and restatements of prior filings, as further discussed below.

Throughout the fiscal periods spanning the quarters ended December 31, 2005 to June 30, 2006, we have implemented changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. These measures include the following:

  •
  Inadequate System to capture Disclosure Items

  •
  In November 2005, the Company retained the services of a consulting firm that specializes in handling complex accounting issues to assist with its SB-2 registration statements and the responses to the SEC Staff's comments related to those registration statements and its periodic filings.

  •
  In November 2005, the Company replaced its Assistant Controller with a Corporate Controller. This individual is a Certified Public Accountant with over ten years of experience.

  •
  In December 2005, the Company hired a Manager of Accounting Operations with four years of public accounting experience.

  •
  In March 2006, the Company hired a Manager of Reporting who is a Certified Public Accountant with eighteen years of experience.

  •
  In June 2006, the Company replaced the Manager of Finance with a Manager of Order Administration. This individual has sixteen years of experience including significant experience with publicly held companies in the area of order administration, including revenue recognized in accordance with accounting principles generally accepted in the United States

  •
  Inadequate Internal Process of Review for Account Reconciliations

  •
  In November 2005, the Company instituted a more formal general ledger close process. Reconciliations for all balance sheet accounts are now prepared by the Company's accounting staff and then reviewed by either the Manager of Accounting Operations or the Corporate Controller prior to the preparation of the financial statements.

  •
  In November 2005, the Company instituted a process of enhanced review of journal entries and account reconciliations, including international entities, to provide reasonable assurance of complete and accurate transactions;

  •
  In December 2005, the Company instituted weekly revenue meetings, quarterly certifications and disclosure process and customer account reviews and revenue files to understand and document our customer arrangements;

  •
  In December 2005, the Company instituted a process of manual reconciliation of customer invoices to related purchase orders and shipping documentation;

  •
  In December 2005, the Company instituted a process of manual reconciliation of cash payments applied to customer accounts with invoices and purchase orders; and

  •
  In February 2006, the Company began to use outside accounting and financial professionals to assist in the preparation, review and reconciliation of our accounts and financial statements.

  •
  Inadequate Documentation of Internal Controls

  •
  The Company is currently in the process of identifying, analyzing and documenting the internal controls that it believes are critical to ensuring the accuracy of the transactions that are being recorded in the Company's accounting system. Some of the areas that are currently being documented include the revenue, disbursement, and equity cycles.

  •
  Inadequate Internal Process Around Drafting of periodic filings with the Securities and Exchange Commission

  •
  As part of the drafting of this Report, the Company's Audit Committee increased its oversight of the disclosure and reporting processes.

  •
  In preparing this Report, the Company utilized a more formal disclosure checklist to ensure accuracy.

In addition, we will continue to design and implement additional policies and procedures that the Company may deem necessary in order to fully remediate our reported material weaknesses.

  Late Filings

        We did not file our Annual Report on Form 10-KSB for the year ended December 31, 2004, and our Quarterly Reports on Form 10-QSB for the periods ended June 30, 2005, September 30, 2005, March 31, 2006 or June 30, 2006 on a timely basis (all such reports, however, were filed within the applicable time periods permitted under Exchange Act Rule 12b-25), because we experienced significant delays in completing our consolidated financial statements for the year ended December 31, 2004 and our condensed consolidated financial statements for these quarters. Such delays were primarily a result of:

  •
  The need to perform significant substantive procedures to compensate for the material weaknesses in our internal control over financial reporting;

  •
  The additional time required for us to complete our expanded financial statement close procedures in a number of areas, including revenue recognition, derivatives valuation, and accrual of invoices; and

  •
  The additional time required to perform a substantive review of the majority of our contracts and other financial records.

  Restatements

        As previously disclosed by the Company in its periodic reports and registration statements filed with the Securities and Exchange Commission thus far in 2006, including our Annual Report on From 10-KSB/A for the year ended December 31, 2005, we determined on two separate occasions, in January 2006 and May 2006, that a restatement of our previously reported financial information was required and that our previously reported financial information should no longer be relied upon. Accordingly, during the past year, we have restated our previously reported financial information for the years ended December 31, 2003, 2004 and 2005 and our previously reported unaudited financial statements for the first, second and third quarters of 2003, 2004 and 2005 (the "restatement"). The restatement covered a number of separate matters, each of which is described below:

  •
  Revenue Recognition

    The Company reviewed contracts and purchase agreements related to certain non-governmental customers and identified specific contracts for which the initial accounting inflated annual and quarterly revenues and earnings in violation of generally accepted accounting principles ("GAAP"). These practices were primarily the result of recognizing revenue on transactions with customers that were not creditworthy and recognizing revenue when the earnings process had not been completed. The revenue and related cost has been adjusted on the income statement as well as the related balance sheet accounts.

  •
  Accounting for Convertible Financing Arrangements

    The Company reviewed the initial accounting for the 7% Convertible Notes issued in 2003, the Senior and Subordinated Convertible Term Notes issued in 2004 and the Senior and Subordinated Convertible Term Notes issued in 2005. During the review the company identified that EITF 00-19 should be applied to evaluate whether any embedded derivative instruments qualify as equity instruments or as liabilities. As such certain embedded derivatives were identified that met the conditions set forth under paragraph 12 of SFAS No. 133. These embedded derivative instruments have been evaluated using EITF 00-19 paragraphs 12 to 32 and determined that these instruments would not be classified as components of stockholders equity. The instruments have been deemed liabilities, and as such will be subject to SFAS 133 and should be recorded at fair value. Features that have been evaluated and determined to require such treatment include:

    •
    The principal conversion option

    •
    The monthly payments conversion option

    •
    The interest rate adjustment provisions.

    Additionally, it was identified that certain other components of the related financings were also incorrectly accounted for. This includes the warrants issued with the above financing and the costs incurred by Company in obtaining the above financings. The correction of prior errors affected the subsequent accounting for debt conversions to equity as well as the amortization of related discounts and deferred finance charges associated with the above financings.

  •
  Accounting for Warrants Related to the Companies 2004 Debt Financing

    Based on certain registration rights provisions it was determined that the warrants issued as part of the Company's 2004 debt financing would require continued classification as a liability and revalued every quarter. The Company previously classified the warrants as equity upon the registration rights agreement becoming effective during the fourth quarter of 2004.

  •
  Valuations of Embedded Derivatives

    The initial valuation methodology overstated the value of the conversion option derivatives. The company's review of the valuations of the embedded derivatives determined that the valuation of the principal conversion option and the monthly payments conversion option shared certain components that resulted in a double counting of the embedded derivative valuation. As such the company has adjusted its valuations of these embedded derivatives.

  •
  Additional Derivative (Default Provision)

    The company also reviewed the default provisions set forth in the debt instruments and determined that an additional embedded derivative existed that required bifurcation from the host contract and would need to be revalued on a quarterly basis.

        The Company also reviewed the earnout calculations performed in the prior year for the PSG acquisition and identified an error in the calculation. As a result the Company has restated the prior year's impact relating to this error. At December 31, 2004 the Company had accrued $43,635 for the earnout provision. The corrected calculation resulted in no accrual being required, and as such the related accrual and goodwill balances have been reduced by $43,635.

        Management believes the scope and process of its internal review of previously reported financial information was sufficient to identify issues of a material nature that could affect our Consolidated Financial Statements and all dates and periods presented herein have been restated to fairly present the results of our operations.

        The errors in our previously reported financial information, and the failure to prevent them or detect them in our financial reporting process, were largely attributable to the material weaknesses in our internal controls described above, an inadequate staff of competent accounting personnel with an appropriate level of knowledge of GAAP and to errors in the valuations of the previously identified embedded derivatives.

        As noted above, the Company has identified four areas of material weakness in its internal control systems. While significant progress has been made to date to correct these weaknesses, we believe that all four areas still constitute material weaknesses. Based upon their evaluation of these conditions, the Company's Co-CEOs and CFO concluded that, as of June 30, 2006, the Company's disclosure controls and procedures were not effective to provide reasonable assurance that information the Company is required to disclose in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

        Most of the process improvements detailed above were initiated during the fourth quarter of 2005 and several of our key financial personnel were also hired during that period. The Company intends to continue to implement changes to its internal control system during the remainder of 2006 to remediate the material weaknesses that have been identified. In particular, we will continue to make additions to our finance organization and related processes in an effort to further strengthen our internal controls. We will continue to retain the services of outside consultants to assist us with accounting for complex, non-routine transactions such as the financing transactions which we have completed during the prior two years. We will also continue to formalize our internal procedures to assure that all complex, non-routine transactions, as well as all aspects of our periodic filings, are reviewed by senior management and other accounting personnel with sufficient technical accounting expertise to evaluate and document such transactions and to provide related disclosure in our periodic filings. The Company believes that it will take two to three quarters from the date of this Report before the full benefit of all of these remedial measures will be realized.

        Prior to the complete remediation of these material weaknesses, there remains risk that the processes and procedures on which we currently rely will fail to be sufficiently effective, which could result in material misstatement of our financial position or results of operations. Moreover, because of the inherent limitations in all control systems, no evaluation of controls, even where we conclude the controls are operating effectively, can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems, as we develop them, may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material to our financial statements.

        The certifications of our principal executive officer and principal financial officer required in accordance with Rule 13a-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002 are attached as exhibits to this Quarterly Report on Form 10-QSB. The disclosures set forth in this Item 3 contain information concerning the evaluation of our disclosure controls and procedures, and changes in internal control over financial reporting, referred to in paragraph 4 of the certifications. Those certifications should be read in conjunction with this Item 3 for a more complete understanding of the matters covered by the certifications.

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Exhibit A